Exhibit 99.1

Cellectis Wins 2016 Most Innovative European Biotech SME Award for Healthcare

NEW YORK--(BUSINESS WIRE)--September 27, 2016--Cellectis (Alternext: ALCLS – Nasdaq: CLLS), a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART), today announced that the Company has won EuropaBio’s 2016 Most Innovative European Biotech SME Award for the healthcare category. The Awards program represents a unique annual initiative (now in its seventh year) that recognizes innovative biotech small- and medium-sized enterprises (SMEs) in Europe and the crucial role that they play in answering some of society’s greatest challenges through biotechnology.

Cellectis’ selection was based on the Company’s contribution to and impact on the global healthcare and life sciences industries via its development and therapeutic application of allogeneic CAR T-cell immunotherapies that target cancer. In this process, T-cells from healthy donors are genetically edited with Cellectis’ TALEN® technology to seek and destroy cancer cells.

“It is an honor for Cellectis to receive this award for our pioneering gene editing technology and immunotherapies, which will bring cutting-edge cancer treatment globally to patients who have high unmet medical needs,” said Dr. André Choulika, Chairman and Chief Executive Officer, Cellectis. “As we work hard to bring our product candidates to patients, programs like the EuropaBio SME Awards create an environment of strong support and a platform for discussing continuing innovation for bioscience companies across the board.”

“Raising the profile for innovative biotech companies in Europe, both collectively and individually, offers the opportunity to demonstrate the enormous potential of our entrepreneurs in this sector,” added Tom Saylor, Chairman of the EuropaBio SME Platform. “Finalists enjoy the chance to showcase their capabilities to potential partners, investors and collaborators, and past finalists have shown that this award can provide a platform for access to resources and exposure that can contribute to ongoing success in the future.”

About Cellectis

Cellectis is a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 16 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases and pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells. Using its life-science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis is listed on the Nasdaq market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it.
TALEN® is a registered trademark owned by the Cellectis Group.

About EuropaBio’s European Biotech SME Awards 2016

EuropaBio, the European Association for Bioindustries, invited SMEs across Europe to apply for the 7th edition of the Most Innovative European Biotech SME Award. Depending on their field of activity, SMEs could apply in 3 categories: healthcare, agricultural or industrial biotech. Three companies were shortlisted in each category by a jury or biotech experts, with the winners celebrated during a landmark event for SMEs held in the course of European Biotech Week in late September.

The members of EuropaBio are involved in research, development, testing, manufacturing and commercialization of biotech products and processes in human and animal healthcare, diagnostics, bioinformatics, chemicals, crop protection, agriculture, food and environmental products and services. EuropaBio also counts a number of National Biotech Associations in its membership who in turn represent more than 1800 biotech SMEs. EuropaBio’s SME Platform focuses its activities on highlighting challenges and financial constraints that biotech SMEs face, and developing policy recommendations to optimise EU and member state funding instruments for biotech SMEs. The SME Platform brings together CEOs of SMEs, National Biotech Associations, Venture Capitalists and private banks, European financial institutions, representatives from the EC, and other interested stakeholders.

Disclaimer

This press release and the information contained herein do not constitute an offer to sell or subscribe, or a solicitation of an offer to buy or subscribe, for shares in Cellectis in any country. This press release contains forward-looking statements that relate to the Company’s objectives based on the current expectations and assumptions of the Company’s management only and involve risk and uncertainties that could cause the Company to fail to achieve the objectives expressed by the forward-looking statements above.

CONTACT:
Media:
Jennifer Moore, 917-580-1088
VP of Communications
media@cellectis.com
or
Caitlin Kasunich, 212-896-1241
KCSA Strategic Communications
ckasunich@kcsa.com
or
IR:
Simon Harnest, 646-385-9008
VP of Corporate Strategy and Finance
simon.harnest@cellectis.com